CUSIP No. 891050106                     13G                    Page 1 of 8 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                         Toreador Resources Corporation
                                (Name of Issuer)

                   Common Stock, $0.15625 par value per share
                         (Title of Class of Securities)

                                    891050106
                                 (CUSIP Number)

                                 March 21, 2007
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages

CUSIP No. 891050106                     13G                    Page 2 of 8 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Capital Ventures International
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER **
                    1,066,666 Shares of Common Stock***
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER **
                    1,066,666 Shares of Common Stock***
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,666 Shares of Common Stock***
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.6%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
--------------------------------------------------------------------------------
** Heights Capital Management, Inc. is the investment adviser to Capital Ventures International and as such may exercise voting and dispositive power over these shares.
*** Includes 163,052 Shares of Common Stock issuable upon the exercise of presently exercisable warrants.

CUSIP No. 891050106                     13G                    Page 3 of 8 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Heights Capital Management, Inc.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER **
                    1,066,666 Shares of Common Stock***
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER **
                    1,066,666 Shares of Common Stock***
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,666 Shares of Common Stock***
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.6%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
--------------------------------------------------------------------------------
** Heights Capital Management, Inc. is the investment adviser to Capital Ventures International and as such may exercise voting and dispositive power over these shares.
*** Includes 163,052 Shares of Common Stock issuable upon the exercise of presently exercisable warrants.

CUSIP No. 891050106                     13G                    Page 4 of 8 Pages

Item 1.

(a)  Name of Issuer

            Toreador Resources Corporation, a Delaware corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices

            4809 Cole Avenue, Suite 108
            Dallas, Texas 75205

Item 2(a).  Name of Person Filing

       This statement is filed by the entities listed below, who are collectively referred to herein as "Reporting Persons," with respect to the shares of Common Stock of the Company, $0.15625 par value per share (the "Shares") and with respect to the shares issued upon exercise of the warrants to the Reporting Persons.


       (i)  Capital Ventures International

       (ii) Heights Capital Management, Inc.

Item 2(b).  Address of Principal Business Office or, if none, Residence

       The address of the principal business office of Capital Ventures International is:

       One Capitol Place
       P.O Box 1787 GT
       Grand Cayman, Cayman Islands
       British West Indies

       The address of the principal business office of Heights Capital Management, Inc. is:

       101 California Street, Suite 3250
       San Francisco, California 94111

Item 2(c).  Citizenship

       Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)  Title of Class of Securities

       Common Stock, $0.15625 par value per share

Item 2(e)  CUSIP Number

       891050106

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


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CUSIP No. 891050106                     13G                    Page 5 of 8 Pages

(a)  [ ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b)  [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.
          78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ]  An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Company's most recent Annual Report on Form 10-K that was filed on March 16, 2007 indicates there were 16,215,829 Shares outstanding as of March 8, 2007, plus the Company filed a Current Report on Form 8-K on March 22, 2007 indicating that the Company issued an additional 2,710,843 Shares of Common Stock. In calculating the percentage of Shares held by the Reporting Persons, we assumed the exercise of the referenced warrants.

     Heights Capital Management, Inc., which serves as the investment manager to Capital Ventures International, may be deemed to be the beneficial owner of all Shares owned by Capital Ventures International. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.


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CUSIP No. 891050106                     13G                    Page 6 of 8 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8.  Identification and Classification of Members of the Group

      Not Applicable

Item 9.  Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

      By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of April 2, 2007, by and among Capital Ventures International and Heights Capital Management, Inc.

CUSIP No. 891050106                     13G                    Page 7 of 8 Pages

SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 2, 2007


CAPITAL VENTURES INTERNATIONAL                  HEIGHTS CAPITAL MANAGEMENT, INC.
By: Heights Capital Management, Inc.            By: /s/ Todd Silverberg
pursuant to a Limited Power of                      --------------------
Attorney, a copy of which is filed as           Name:  Todd Silverberg
Exhibit A thereto                               Title  Secretary

By: /s/ Todd Silverberg
    ----------------------
Name:  Todd Silverberg
Title  Secretary



The Limited Power of Attorney executed by Capital Ventures International, authorizing Heights Capital Management, Inc. to sign and file this Schedule 13G on its behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on December 1, 2006 by Capital Ventures International and Heights Capital Management, Inc. with respect to the common stock of Discovery Laboratories, Inc., is hereby incorporated by reference.

CUSIP No. 891050106                     13G                    Page 8 of 8 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of April 2, 2007


CAPITAL VENTURES INTERNATIONAL                  HEIGHTS CAPITAL MANAGEMENT, INC.

By: Heights Capital Management, Inc.            By: /s/ Todd Silverberg
pursuant to a Limited Power of                  --------------------
Attorney, a copy of which is filed as           Name:  Todd Silverberg
Exhibit A thereto                               Title  Secretary

By: /s/ Todd Silverberg
    ----------------------
Name:  Todd Silverberg
Title  Secretary